FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2012

Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.

(Translation of registrant’s name into English)

Gran Vía, 32

28013 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☑ Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐    No   ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐    No   ☑

FREE TRANSLATION FROM THE ORIGINAL IN SPANISH LANGUAGE

COMUNICATION OF RELEVANT INFORMATION

Promotora de Informaciones SA (PRISA) announces the following relevant information, under the provisions of article 82 of Act 24/1988, July 28th, of Securities Market (“Ley del Mercado de Valores”).

1.	Class B shares conversion into Class A shares

In relation to non-voting convertible Class B shares issued by a capital increase against in-kind contributions1, PRISA has granted a public deed formalizing the conversion of 173.600 Class B shares into an equal number of Class A shares under the terms established by the Class B issue agreement. This public deed has been recorded in the Registry of Commerce of Madrid, on January 17th, 2012, entry 274.

PRISA share capital upon the exercise of the conversion rights by holders of Class B shares, into Class A shares, is represented by: (a) 534,824,330 Class A common shares, of 0.10€ par value each, numbered consecutively from 1 to 534,824,330 and (b) 388,036,828 Class B convertible and non-voting shares, of 0.10€ par value each, numbered consecutively from 1 to 388,036,828. PRISA share capital amounts 92,286,115.80€,

2.	Exercise of Warrants

In relation to the Warrants issued by the capital increase for cash consideration2, PRISA has granted a public deed formalizing the implementation of the capital increase, in the thirteenth window of execution of the Warrants of PRISA. This public deed has been recorded in the Registry of Commerce of Madrid, on January 17th, 2012, entry 275. The total number of Warrants that have been exercised is 187, which have given place to the subscription of 187 new Class A common shares, issued on an exercise price of 2.00 Euros per share.

PRISA share capital, after this capital increase, amounts 92,286,134.50€, represented by: (a) 534,824,517 Class A common shares, of 0.10€ par value each, numbered consecutively from 1 to 534,824,517 and (b) 388,036,828 Class B convertible and non-voting shares, of 0.10€ par value each, numbered consecutively from 1 to 388,036,828.

After conversion in this thirteenth window, the Company reminds to all Warrants holders of PRISA that they may exercise their rights (conversion of Warrants) on a monthly basis for 29 windows of execution (up to June 2014), at an exercise price in all of them of 2.00 Euros per share.

The admission to trading of the new ordinary shares, both all those coming from the exercise of Warrants and coming from the Conversion, will be applied on the Stock Exchange of Madrid, Barcelona, Bilbao and Valencia through the Automated Quotation System (“Sistema de Interconexión Bursátil” -Mercado Continuo-).

Madrid, January 23rd 2012

1 Capital increase agreement against in-kind contributions, approved by the General Extraordinary Shareholders Meeting of PRISA held on 27th November 2010 (Securities Note number 49,155, registered on CNMV), reported by Relevant Information dated November 27, 2010 (Registration No.133939 on CNMV).

2 Capital increase agreement by issuing 241,049,050 ordinary shares of class A issued for cash consideration, with preferential subscription rights implemented through warrants (the Warrants of PRISA), adopted by the General and Extraordinary Shareholders Meeting of PRISA held on 27th November 2010 (Securities Note number 9823, registered on CNMV), reported by Relevant Information dated December 2, 2010 (Registration No.134087 on CNMV) and Relevant Information dated December 7, 2010 (Registration No.134403 on CNMV).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

January 23, 2012	PROMOTORA DE INFORMACIONES, S.A
(Registrant)
By: /s/ Iñigo Dago Elorza
Name: Iñigo Dago Elorza
Title: Chief Legal Officer and Secretary of the Board of Directors